[_] Check box if                                /------------------------------/
    no longer subject                           /        OMB APPROVAL          /
    to Section 16.                              /------------------------------/
    Form 4 or Form 5                            / OMB Number:       3235-00287 /
    obligations may                             / Expires:   December 31, 2001 /
    continue. See                               / Estimated average burden     /
    Instruction 1(b).                           / hours per response...... 0.5 /
                                                /------------------------------/
+--------+
| FORM 4 |              U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                        WASHINGTON, D.C. 20549

                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                    Filed pursuant to Section 16(a) of the Securities
                        Exchange Act of 1934, Section 17(a) of the
                       Public Utility Holding Company Act of 1935 or
                    Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Fred B. Craves
    c/o Bay City Capital LLC
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    750 Battery Street, Suite 600
--------------------------------------------------------------------------------
                                   (Street)

    San Francisco,                    CA                              94111
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

--------------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol

                             Medarex, Inc. (MEDX)
--------------------------------------------------------------------------------
3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------
--------------------------------------------------------------------------------
4.  Statement for Month/Year

    October 2001
--------------------------------------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------
--------------------------------------------------------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [X] Director             [_] 10% Owner
    [_] Officer              [_] Other
        (give title below)        (specify below)

                      Chairman of the Board of Directors
--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X]  Form filed by One Reporting Person
    [_]  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                                               (A) or                 (Instr. 3            (I)           ship
                                  Code       V   Amount        (D)       Price        and 4)               (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          10/30/00      S              442         (D)      61.5673                              I        In a series of
--------------------------------------------------------------------------------------------------------------------  open market
Common Stock          10/31/00      S            3,831         (D)      62.3333                              I        transactions
--------------------------------------------------------------------------------------------------------------------  BCC Acquisi-
Common Stock           11/9/00      S              294         (D)      62.625                               I        tion I LLC
--------------------------------------------------------------------------------------------------------------------  sold 462,000
Common Stock          12/11/00      S            6,321         (D)      51.6364                              I        shares of
--------------------------------------------------------------------------------------------------------------------  Issuer's Com-
Common Stock          12/18/00      S            2,062         (D)      50.3214                              I        mon Stock
--------------------------------------------------------------------------------------------------------------------  between
Common Stock          12/19/00      S              663         (D)      50.2778                              I        October 30,
--------------------------------------------------------------------------------------------------------------------  2000 and
Common Stock          10/16/01      S            5,452         (D)      20.1314                              I        December 19,
--------------------------------------------------------------------------------------------------------------------  2000 and sold
Common Stock          10/17/01      S               73         (D)      20.5                                 I        an additional
--------------------------------------------------------------------------------------------------------------------  525,600 shares
Common Stock          10/23/01      S              590         (D)      20.0875                              I        during October
--------------------------------------------------------------------------------------------------------------------  2001. See
Common Stock          10/25/01      S            2,083         (D)      20.7837                              I        explanation 1
--------------------------------------------------------------------------------------------------------------------  below for the
Common Stock          10/26/01      S            2,384         (D)      21.6624                              I        nature of the
--------------------------------------------------------------------------------------------------------------------  Reporting
Common Stock          10/29/01      S              618         (D)      21.1592                              I        Person's in-
--------------------------------------------------------------------------------------------------------------------  direct owner-
Common Stock          10/30/01      S            1,398         (D)      20.1899                              I        ship.
--------------------------------------------------------------------------------------------------------------------
Common Stock          10/31/01      S            2,901         (D)      20.3622      125,895                 I
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Stock Option (Right to Buy)          $45.20             10/13/00            A                         24,000
-----------------------------------------------------------------------------------------------------------------------------
Stock Option (Right to Buy)          $45.20             12/15/00            J                                     24,000

-----------------------------------------------------------------------------------------------------------------------------
Stock Option (Right to Buy)          $45.20             12/15/00            J                                      3,600

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            of De-        of In-
                                 Date                                           ative       Secur-           rivative      direct
                                 (Month/Day/                                    Secur-      ities            Secu-         Bene-
                                 Year)                                          ity         Bene-            rity:         ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-                   Amount or                 at End           Indi-         (Instr.
                               Exer-    tion         Title        Number of                 of               rect (1)      4)
                               cisable  Date                      Shares                    Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                              10/13/00  10/12/10  Common Stock    24,000                                         D
------------------------------------------------------------------------------------------------------------------------------------
                              10/13/00  10/12/10  Common Stock    24,000                      -0-                D     See explana-
                                                                                                                       tion 2 below.
------------------------------------------------------------------------------------------------------------------------------------
                              10/13/00  10/12/10  Common Stock     3,600                     3,600               I     See explana-
                                                                                                                       tion 2 below.
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

1. Fred B. Craves' indirect ownership of the Issuer's Common Stock is derived as follows: The Bay City Capital Fund I, L.P. ("BCC") has approximately a 74.634% proportional interest in the capital account of BCC Acquisition. Bay City Capital Management LLC ("BCC Management") owns a 3.75% general partnership interest in BCC. The Craves Group LLC owns a 50% proportional interest in the capital account of BCC Management. Fred B. Craves owns a 1/3 proportional interest in the capital account of The Craves Group LLC. In addition, The Craves Group LLC has a 10% limited partnership interest in BCC. The Reporting Person disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein.

2. On December 15, 2000, the Reporting Person granted to Bay City Capital LLC all 24,000 of the options to purchase Common Stock of the Issuer.
   Fred B. Craves' indirect ownership of the Issuer's stock options to purchase Common Stock is derived as follows: Fred B. Craves currently holds a 15% interest in the capital account of Bay City Capital LLC.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                              /s/ Fred B. Craves               11/9/01
                              -------------------------------  ---------
                              **Signature of Reporting Person  Date



Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.